                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 6)(1)

                       Metro One Telecommunications, Inc.
                       ----------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   59163F 10 5
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 15, 2007
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                   13D                  Page 2 of 16 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EVEREST SPECIAL SITUATIONS FUND L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,019,244(1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,019,244(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,019,244(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    26.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 1,516,854 shares of Common Stock, which number may be adjusted from time to time,  into which 270  shares of Series A  Convertible  Preferred  Stock beneficially  owned by the  Reporting  Persons  (including 70 shares of Series A
Convertible Preferred Stock underlying warrants that are currently  exercisable)
may be  immediately  converted.  Prior to  conversion,  such  shares of Series A
Convertible  Preferred  Stock are entitled to vote together with Common Stock on all matters on a  discounted  as-converted  basis (the  discount is equal to the difference  between the  conversion  price and the market  price on the original date of issuance). See Item 4.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                   13D                  Page 3 of 16 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MAOZ EVEREST FUND MANAGEMENT LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,019,244(1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,019,244(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,019,244(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    26.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 1,516,854 shares of Common Stock, which number may be adjusted from time to time,  into which 270  shares of Series A  Convertible  Preferred  Stock beneficially  owned by the  Reporting  Persons  (including 70 shares of Series A
Convertible Preferred Stock underlying warrants that are currently  exercisable)
may be  immediately  converted.  Prior to  conversion,  such  shares of Series A
Convertible  Preferred  Stock are entitled to vote together with Common Stock on all matters on a  discounted  as-converted  basis (the  discount is equal to the difference  between the  conversion  price and the market  price on the original date of issuance). See Item 4.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                   13D                  Page 4 of 16 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ELCHANAN MAOZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,026,744(1)(2)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,026,744(1)(2)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,026,744(1)(2)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    26.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 1,516,854 shares of Common Stock, which number may be adjusted from time to time,  into which 270  shares of Series A  Convertible  Preferred  Stock beneficially  owned by the  Reporting  Persons  (including 70 shares of Series A
Convertible Preferred Stock underlying warrants that are currently  exercisable)
may be  immediately  converted.  Prior to  conversion,  such  shares of Series A
Convertible  Preferred  Stock are entitled to vote together with Common Stock on all matters on a  discounted  as-converted  basis (the  discount is equal to the difference  between the  conversion  price and the market  price on the original date of issuance). See Item 4.

(2)  Includes  options  to  purchase  7,500  shares of Common  Stock  granted to
Elchanan Maoz in his capacity as director of the Issuer,  and exercisable within
60 days from the date hereof.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                   13D                  Page 5 of 16 Pages
------------------------                                  ----------------------

      The  following  constitutes  Amendment  No. 6  ("Amendment  No. 6") to the
Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule
13D as specifically set forth.

      Item 3 is hereby amended to include the following:

      The  aggregate  purchase  price of the 156 shares of  Preferred  Stock (as defined  below)  purchased  by Everest and reported in this  Amendment  No. 6 is
$1,560,000. No separate cash consideration was paid by Everest in respect of the
Everest Warrants (as defined below).

      Item 4 is hereby amended to include the following:

      On June 5, 2007, Everest entered into a Securities Purchase Agreement (the
"Purchase  Agreement")  by and among Everest,  the Issuer and Columbia  Ventures
Corporation  ("Columbia").  Pursuant to the  Purchase  Agreement,  at an initial closing  held on June 5,  2007,  the  Issuer  issued (i) 220 shares of its newly authorized  Series A Convertible  Preferred  Stock,  no par value, at a purchase price of $10,000  per share (the  "Preferred  Stock"),  of which 44 shares  were issued to Everest,  (ii) Stock  Purchase  Warrants to purchase an  additional 77 shares of the Preferred Stock (representing 35% of the total shares of Preferred
Stock  issued on such date) at an exercise  price of $10,000 per share  during a two-year exercise period (the  "Warrants"),  of which a Warrant to purchase 15.4 shares was issued to Everest (the "Initial Closing Everest Warrant"),  and (iii)
Senior  Secured  Convertible  Revolver  Bridge Note having an aggregate  maximum principal  amount of  $7,800,000,  and,  subject  to  approval  of the  Issuer's shareholders, convertible into shares of Preferred Stock (the "Notes"), of which a Note with a maximum  principal amount of $1,560,000 was issued to Everest (the
"Everest Note").

      At the annual meeting of the Issuer's  shareholders  held August 14, 2007, the holders of the Common Stock  approved,  among other things,  the issuance of additional  shares of Preferred Stock and additional  Warrants in the financing, permitting the second closing to take place.  At a second closing held on August
15,  2007,  the maximum  principal  amount of  $7,800,000  was drawn down by the
Issuer under the Notes, and the Notes were immediately converted into 780 shares of Preferred  Stock, of which 156 shares were issued to Everest.  No amounts had been  drawn by the  Company  under the Notes  prior to the  second  closing.  In addition,  the  Company  issued  additional  Warrants to the  Investors  for the purchase an  additional  273 shares of Preferred  Stock at an exercise  price of
$10,000 per  share"),  of which a Warrant to purchase  54.6 shares of  Preferred
Stock was issued to Everest (the "Second Closing Everest Warrant" and,  together with the Initial Closing Everest Warrant, the "Everest Warrants").

      The  Preferred  Stock is  convertible  into  shares of Common  Stock at an initial conversion price of $1.78 per share, which is subject to adjustment from time to time. At the initial conversion price, the 200 shares of Preferred Stock issued to Everest are  convertible  into an  aggregate  of  1,123,596  shares of
Common Stock and, if the Everest  Warrants are exercised in full, the additional
70 shares of Preferred  Stock will be  convertible  into an aggregate of 393,258 shares of Common Stock.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                   13D                  Page 6 of 16 Pages
------------------------                                  ----------------------

      Under the terms of the Preferred Stock, the shares of Preferred Stock will vote together  with shares of Common Stock on all matters.  Holders of Preferred
Stock are  entitled  to the  number of votes  per  share  equal to the  quotient obtained by dividing (A) the conversion  price by (B) $2.08 (the market price of the Common Stock on the date of  issuance),  for each share of Common Stock into which such shares of Preferred  Stock could be  converted.  Based on the initial conversion  price of $1.78,  the 200 shares of  Preferred  stock held by Everest would  entitle it to exercise  voting power over 961,539  shares of Common Stock and, if the Everest  Warrants are exercised in full, the additional 70 shares of
Preferred Stock would entitle it to exercise voting power over 336,538 shares of
Common Stock.

      For a description of the full terms and conditions of the Preferred Stock, see the Articles of Amendment to the Third Restated Articles of Incorporation of
the Issuer,  which are attached as an exhibit to the Issuer's  Current Report on
Form 8-K filed with the Securities and Exchange Commission on June 8, 2007.

      Copies of the Purchase Agreement,  the Initial Closing Everest Warrant and
the Everest  Note were  attached to Amendment  No. 5 as exhibits.  A copy of the
Second Closing Everest Warrant is attached hereto as an exhibit and incorporated herein by reference

      Item 5(a) is hereby amended and restated to read as follows:

      (a) At the close of  business  on August 15,  2007,  Everest  beneficially owned 2,019,244  shares of Common Stock,  including  1,516,854  shares of Common
Stock into which the 270 shares of  Preferred  Stock  beneficially  owned by the
Reporting  Persons  (including the 70 shares of Preferred  Stock  underlying the
Everest  Warrants)  may be  immediately  converted  as  described  above,  which constitutes approximately 26.1% of the outstanding shares of the Common Stock as of August 15, 2007 (based upon the  6,233,326  shares of Common  Stock that were reported to be outstanding in the Issuer's  quarterly report for the period June
30,  2007 on Form 10-Q and filed with  Securities  and  Exchange  Commission  on
August 13, 2007, plus the 1,516,854 shares of Common Stock beneficially owned by
Everest  through its  beneficial  ownership of 270 shares of  Preferred  Stock).
MEFM, by virtue of its status as the general  partner of Everest,  may be deemed to  beneficially  own the shares of Common Stock held by Everest.  Elchanan Maoz may be deemed to beneficially own 2,026,744  shares of Common Stock  (consisting of (i) 2,019,244 shares of Common Stock  beneficially  owned by Everest that Mr.
Maoz, by virtue of his status as a controlling  stockholder of MEFM, the general partner of Everest,  may be deemed to  beneficially  own and (ii) 7,500  options granted to Mr. Maoz in his  capacity  as director of the Issuer and  exercisable within 60 days from the date hereof). MEFM and Elchanan Maoz disclaim beneficial ownership of such shares of Common Stock except to the extent of their pecuniary interest therein.

      Item 7 is hereby amended to include the following exhibits:

      Exhibit A -- Stock  Purchase  Warrant,  dated August 15,  2007,  issued to
Everest.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                   13D                  Page 7 of 16 Pages
------------------------                                  ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2007              EVEREST SPECIAL SITUATIONS FUND L.P.

                                    By: Maoz Everest Fund Management Ltd.,
                                        its General Partner

                                    By: /s/ Elchanan Maoz
                                        ----------------------------------------
                                    Name: Elchanan Maoz
                                    Title: Chairman and Chief Executive Officer

                                    MAOZ EVEREST FUND MANAGEMENT LTD.

                                    By: /s/ Elchanan Maoz
                                        ----------------------------------------
                                    Name: Elchanan Maoz
                                    Title: Chairman and Chief Executive Officer

                                    /s/ Elchanan Maoz
                                    --------------------------------------------
                                    /s/ Elchanan Maoz
                                    ELCHANAN MAOZ

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                   13D                  Page 8 of 16 Pages
------------------------                                  ----------------------

                                  EXHIBIT INDEX

Exhibit                                                                 Page

A     Stock Purchase  Warrant,  dated August 15, 2007,  issued to       9 - 16
      Everest Special Situations Fund L.P.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                   13D                  Page 9 of 16 Pages
------------------------                                  ----------------------

                                                                       Exhibit A

THE  SECURITIES  EVIDENCED BY THIS WARRANT  HAVE NOT BEEN  REGISTERED  UNDER THE
SECURITIES ACT OF 1933, AS AMENDED,  OR APPLICABLE  STATE  SECURITIES  LAWS (THE
"ACTS"). NO INTEREST MAY BE SOLD, ENCUMBERED OR OTHERWISE TRANSFERRED UNLESS (A)
THERE  IS AN  EFFECTIVE  REGISTRATION  STATEMENT  UNDER  THE ACTS  COVERING  THE
TRANSACTION,   (B)  THIS  CORPORATION  RECEIVES  AN  OPINION  OF  LEGAL  COUNSEL
SATISFACTORY TO THIS CORPORATION STATING THAT REGISTRATION IS NOT REQUIRED UNDER
THE ACTS, OR (C) THIS CORPORATION  OTHERWISE  SATISFIES ITSELF THAT REGISTRATION
IS NOT REQUIRED UNDER THE ACTS.

                             STOCK PURCHASE WARRANT

       To Purchase 54.6 Shares of Series A Preferred Convertible Stock of

                       METRO ONE TELECOMMUNICATIONS, INC.

       THIS STOCK PURCHASE WARRANT  CERTIFIES that, for value received,  Everest
Special  Situations  Fund L.P. (the "HOLDER"),  is entitled,  upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the "INITIAL  EXERCISE DATE") and on or prior to the close of business on the second anniversary of the Initial Exercise
Date (the "TERMINATION DATE") but not thereafter,  to subscribe for and purchase from Metro One Telecommunications, Inc., a corporation incorporated in the State of Oregon (the "COMPANY"),  up to 54.6 shares (the "WARRANT SHARES") of Series A
Convertible Preferred Stock of the Company (the "PREFERRED STOCK"). The purchase price of one share of  Preferred  Stock or  fraction  of a share (the  "EXERCISE
PRICE") under this Warrant shall be $10,000.00 per share,  subject to adjustment hereunder.  The  Exercise  Price and the number of Warrant  Shares for which the
Warrant is exercisable shall be subject to adjustment as provided herein.

      1.          AUTHORIZATION  OF  SHARES.  The  Company  covenants  that  all
                  Warrant  Shares  which may be issued upon the  exercise of the
                  purchase  rights   represented  by  this  Warrant  will,  upon
                  exercise of the purchase  rights  represented by this Warrant,
                  be  duly   authorized,   validly   issued,   fully   paid  and
                  nonassessable  and free from all taxes,  liens and  charges in respect of the issue  thereof  (other than taxes in respect of any transfer occurring contemporaneously with such issue).

      2.          EXERCISE OF WARRANT.

            (a)   Except as provided elsewhere herein,  exercise of the purchase rights  represented by this Warrant may be made at any time or times on or after the Initial  Exercise Date and until 5:00 P.M.  (Beaverton,  Oregon time) on the
Termination  Date by the  surrender  of this  Warrant and the Notice of Exercise annexed hereto duly executed, at the office of the Company (or such other office or agency of the  Company  as it may  designate  by  notice  in  writing  to the

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                   13D                  Page 10 of 16 Pages
------------------------                                  ----------------------

registered  Holder at the address of such Holder  appearing  on the books of the
Company)  and upon  payment of the  Exercise  Price of the  shares (or  fraction thereof) thereby purchased by wire transfer or cashier's check drawn on a United
States  bank,  the Holder  shall be  entitled  to receive  the number of Warrant
Shares so purchased.  As soon as practicable  after the exercise of this Warrant and in any  event  within  five  business  days  thereafter,  upon the terms and subject to the conditions of this Warrant, the Company at its expense will cause to be issued in the name of and  delivered  to the Holder,  or as the Holder may direct to a broker or other  persons,  a  certificate  or  certificates  for the number of shares of  Preferred  Stock to which the Holder  shall be  entitled on such exercise, in such denominations as may be requested by the Holder.

            If this  Warrant  shall have been  exercised  in part,  the  Company shall, at the time of delivery of the  certificate or certificates  representing
Warrant  Shares or electronic  transmittal  of such Warrant  Shares,  deliver to
Holder a new Warrant evidencing the rights of Holder to purchase the unpurchased
Warrant Shares called for by this Warrant,  which new Warrant shall in all other respects be identical with this Warrant.

      3.          FRACTIONAL  SHARES OR SCRIP.  Fractional  shares of  Preferred
                  Stock or scrip  representing  fractional  shares of  Preferred
                  Stock may be issued  upon the  exercise  of this  Warrant.  No fractional  shares of Common Stock of the Company (the "COMMON
                  STOCK")  or scrip  representing  fractional  shares  of Common
                  Stock shall be issued upon exercise of this Warrant. As to any fraction  of a  share  of  Common  Stock  which  Holder  would otherwise  be  entitled to purchase  upon such  exercise,  the
                  Company  shall pay a cash  adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the
                  Exercise Price.

      4.          CHARGES,  TAXES AND  EXPENSES.  Issuance of  certificates  for
                  Warrant  Shares shall be made without charge to the Holder for any  issue or  transfer  tax or other  incidental  expense  in respect  of the  issuance  of such  certificate,  all of which taxes  and  expenses  shall be paid by the  Company,  and such certificates  shall be issued in the name of the  Holder or in such name or names as may be directed by the Holder.

      5.          CLOSING OF BOOKS.  The Company will not close its  shareholder books or  records  in any  manner  which  prevents  the timely exercise of this Warrant, pursuant to the terms hereof.

      6.          TRANSFER, DIVISION AND COMBINATION.

            (a)   Subject  to  compliance  with  applicable  federal  and  state securities laws, this Warrant and all rights hereunder are transferable in whole or in part by the  Holder to any  person or entity  upon  written  notice to the
Company of the name and address of such  transferee.  Within a  reasonable  time after the  Company's  receipt of such  written  notice,  the  transfer  shall be recorded  on the  books of the  Company  upon  the  surrender  of this  Warrant, properly endorsed,  to the Company at its principal  offices.  In the event of a partial  transfer,  the  Company  shall  issue  to the new  holders  one or more appropriate new warrants.  Subject to the foregoing,  this Warrant will bind and inure to the parties and their respective successors and permitted assigns.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                   13D                  Page 11 of 16 Pages
------------------------                                  ----------------------

             (b)  This  Warrant may be divided or combined  with other  Warrants upon presentation hereof at the aforesaid office of the Company, together with a written  notice  specifying  the  denominations  in which new Warrants are to be issued,  signed by the  Holder  or its  agent or  attorney.  The  Company  shall prepare,  issue and deliver at its own expense  (other than transfer  taxes) the new Warrant or Warrants under this Section 7(b).

      7.          NO RIGHTS AS SHAREHOLDER UNTIL EXERCISE. This Warrant does not entitle the Holder to any voting  rights or other  rights as a shareholder of the Company prior to the exercise hereof.  Upon the surrender of this Warrant and the payment of the aggregate
                  Exercise  Price,  the Warrant Shares so purchased shall be and be deemed to be issued to such  Holder as the record  owner of such  shares as of the close of  business  on the later of the date of such surrender or payment.

      8.          LOSS, THEFT, DESTRUCTION OR MUTILATION OF WARRANT. The Company
                  covenants  that  upon  receipt  by  the  Company  of  evidence reasonably satisfactory to it of the loss, theft,  destruction or  mutilation  of  this  Warrant  or  any  stock  certificate relating to the Warrant Shares,  and in case of loss, theft or destruction,  of indemnity or security reasonably satisfactory to it (which,  in the case of the  Warrant,  shall not include the posting of any bond),  and upon surrender and cancellation of such  Warrant  or  stock  certificate,  if  mutilated,  the
                  Company   will  make  and  deliver  a  new  Warrant  or  stock
                  certificate  of like tenor and dated as of such  cancellation, in lieu of such Warrant or stock certificate.

      9.          SATURDAYS, SUNDAYS, HOLIDAYS. If the last or appointed day for the  taking  of any  action  or the  expiration  of any  right required or granted  herein  shall be a Saturday,  Sunday or a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day not a Saturday, Sunday or legal holiday.

      10.         ADJUSTMENTS

            (a)   If all of the  Preferred  Stock is redeemed or converted  into shares of Common Stock, then this Warrant shall automatically become exercisable for that  number  of shares of  Common  Stock  equal to the  number of shares of
Common Stock that would have been received if this Warrant had been exercised in
full  and  the  shares  of  Preferred   Stock   received   thereupon   had  been
simultaneously  converted into shares of Common Stock  immediately prior to such event,  and the  Exercise  Price  shall be  automatically  adjusted to equal the number  obtained by dividing (i) the aggregate  Exercise  Price of the shares of
Preferred Stock for which this Warrant was exercisable immediately prior to such redemption or conversion, by (ii) the number of shares of Common Stock for which this Warrant is exercisable immediately after such redemption or conversion.

             (b)  If  outstanding   shares  of  the  Preferred  Stock  shall  be
subdivided  into a greater  number of shares or a dividend  in  Preferred  Stock shall be paid in  respect  of  Preferred  Stock,  the  Exercise  Price in effect immediately  prior to such  subdivision  or at the record date of such  dividend shall  simultaneously  with the effectiveness of such subdivision or immediately

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                   13D                  Page 12 of 16 Pages
------------------------                                  ----------------------

after  the  record  date  of  such  dividend  be  proportionately   reduced.  If
outstanding shares of Preferred Stock shall be combined into a smaller number of shares,  the  Exercise  Price in effect  immediately  prior to such  combination
shall,   simultaneously   with  the  effectiveness  of  such   combination,   be
proportionately  increased.  When any  adjustment  is required to be made in the
Exercise  Price,  the number of shares of  Warrant  Stock  purchasable  upon the exercise of this Warrant  shall be changed to the number  determined by dividing
(i) an amount equal to the number of shares  issuable  upon the exercise of this
Warrant  immediately prior to such adjustment,  multiplied by the Exercise Price in effect  immediately  prior to such adjustment,  by (ii) the Exercise Price in effect immediately after such adjustment.

            (c)   In case  there  occurs any  reclassification  or change of the outstanding  securities of the Company or of any  reorganization  of the Company
(or any  other  corporation  the  stock or  securities  of which are at the time receivable  upon the  exercise of this  Warrant)  or any merger,  sale of assets transaction  or similar  corporate  reorganization  on or after the date hereof, then and in each  such case the  Holder,  upon the  exercise  hereof at any time after the consummation of such reclassification,  change, reorganization, merger or sale of assets transaction shall be entitled to receive, in lieu of the stock or other  securities and property  receivable  upon the exercise hereof prior to such  consummation,  the stock or other  securities  or  property  to which such
Holder  would  have been  entitled  upon such  consummation  if such  Holder had exercised  this  Warrant  immediately  prior  thereto,  all  subject  to further adjustment pursuant to the provisions of this Section 10.

            (d)   In order to avoid doubt, it is acknowledged that the holder of this Warrant shall be entitled to the benefit of all  adjustments  in the number of  shares  of Common  Stock of the  Company  issuable  upon  conversion  of the
Preferred  Stock  of the  Company  which  occur  prior to the  exercise  of this
Warrant,  including without limitation,  any increase in the number of shares of
Common Stock issuable upon conversion.

      11.         NOTICE OF ADJUSTMENT. Whenever the number of Warrant Shares or number or kind of  securities  or other  property  purchasable upon the  exercise of this  Warrant or the  Exercise  Price is adjusted,  as herein  provided,  the Company shall give notice thereof to the Holder,  which notice shall state the number of
                  Warrant Shares (and other securities or property)  purchasable upon the exercise of this  Warrant and the  Exercise  Price of such Warrant Shares (and other  securities or property)  after such adjustment,  setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.

      12.         NOTICE OF CORPORATE ACTION. If at any time:

            (a)   the  Company  shall  take  a  record  of  the  holders  of its
Preferred Stock for the purpose of entitling them to receive a special  dividend or other  distribution,  or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right;

            (b)   there shall be any capital  reorganization of the Company, any reclassification  or recapitalization of the capital stock of the Company or any consolidation  or merger of the  Company  with (other  than a  consolidation  or merger in which the Company is the surviving corporation), or any sale, transfer or  other  disposition  of all or  substantially  all the  property,  assets  or business of the Company to, another corporation;

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                   13D                  Page 13 of 16 Pages
------------------------                                  ----------------------

            (c)   there  shall  be  a  voluntary  or  involuntary   dissolution,
liquidation or winding up of the Company; or

            (d)   there  shall  be any  redemption  of the  Preferred  Stock  or mandatory conversion of the Preferred Stock into Common Stock of the Company,

then, in any one or more of such cases,  the Company shall give to Holder (i) at least 20 days' prior written  notice of the date on which a record date shall be selected for such dividend, distribution,  redemption or mandatory conversion or
for  determining  rights  to  vote  in  respect  of  any  such   reorganization,
reclassification,    merger,   consolidation,   sale,   transfer,   disposition,
liquidation  or  winding  up,  and (ii) in the case of any such  reorganization,
reclassification,    merger,   consolidation,   sale,   transfer,   disposition,
dissolution,  liquidation  or winding up, at least 20 days' prior written notice of the date when the same shall take place.  Such notice in accordance  with the foregoing  clause also shall specify (y) the date on which any such record is to be taken for the purpose of such dividend,  distribution  or right,  the date on which the holders of  Preferred  Stock  shall be entitled to any such  dividend, distribution or right, and the amount and character thereof, and (z) the date on which any such reorganization,  reclassification,  merger, consolidation,  sale, transfer, disposition,  dissolution,  liquidation or winding up is to take place and the  time,  if any such  time is to be fixed,  as of which  the  holders  of
Preferred  Stock  shall  be  entitled  to  exchange  their  Warrant  Shares  for securities or other property  deliverable  upon such  disposition,  dissolution, liquidation or winding up. Each such written notice shall be sufficiently  given if addressed  to Holder at the last address of Holder  appearing on the books of the Company and delivered in accordance with Section 14(c).

      13.         AUTHORIZED  SHARES.  The  Company  covenants  that  during the period the Warrant is  outstanding,  it will  reserve from its authorized and unissued Preferred Stock a sufficient number of shares to provide for the issuance of the Warrant  Shares upon the exercise of any purchase  rights under this  Warrant.  The
                  Company  further  covenants  that its issuance of this Warrant shall  constitute  full  authority  to its  officers  who  are charged  with  the duty of  executing  stock  certificates  to execute and issue the necessary  certificates  for the Warrant
                  Shares upon the  exercise of the  purchase  rights  under this
                  Warrant.  The Company will take all such reasonable  action as may be  necessary  to assure that such  Warrant  Shares may be issued as provided herein without  violation of any applicable law or  regulation,  or of any  requirements  of the principal market upon which the Common Stock may then be traded.

            Except and to the extent as waived or  consented  to by the  Holder, the Company shall not by any action, including, without limitation, amending its articles of  incorporation  or through any  reorganization,  transfer of assets, consolidation,  merger,  dissolution,  issue or sale of  securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this  Warrant,  but will at all times in good  faith  assist in the carrying  out of all such terms and in the taking of all such  actions as may be necessary  or  appropriate  to protect the rights of Holder as set forth in this

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                   13D                  Page 14 of 16 Pages
------------------------                                  ----------------------

Warrant against  impairment.  Without  limiting the generality of the foregoing, the Company will (a) take all such action as may be necessary or  appropriate in
order  that  the  Company   may  validly  and  legally   issue  fully  paid  and
nonassessable  Warrant  Shares upon the  exercise of this  Warrant,  and (b) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having  jurisdiction  thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

      14.         MISCELLANEOUS.

            (a)   JURISDICTION.  This Warrant shall  constitute a contract under the  laws  of the  State  of  Oregon,  without  regard  to its  conflict  of law principles or rules.

            (b)   NONWAIVER.  No course of  dealing  or any delay or  failure to exercise any right  hereunder on the part of Holder shall operate as a waiver of
such  right  or  otherwise  prejudice  Holder's  rights,   powers  or  remedies,
notwithstanding all rights hereunder terminate on the Termination Date.

            (c)   NOTICES.  Any notice,  request or other  document  required or permitted  to be  given or  delivered  to the  Holder  by the  Company  shall be delivered by first class mail to Holder at the last address of Holder  appearing on the books of the Company.

            (d)   LIMITATION OF LIABILITY.  No provision  hereof, in the absence of any affirmative action by Holder to exercise this Warrant or purchase Warrant
Shares, and no enumeration  herein of the rights or privileges of Holder,  shall give rise to any  liability  of Holder for the purchase  price of any  Preferred
Stock or as a shareholder of the Company,  whether such liability is asserted by the Company or by creditors of the Company.

            (e)   AMENDMENT.  This  Warrant  may be  modified  or amended or the provisions hereof waived with the written consent of the Company and the holders of  Warrants  representing  two-thirds  of the  Warrant  Shares  issuable  under
Warrants  then  outstanding  as of the date such  consent is  sought;  PROVIDED,
HOWEVER,  that no amendment may increase the Exercise Price, decrease the number of  shares  or class of shares  obtainable  upon  exercise  of this  Warrant  or decrease  the time  period in which this  Warrant can be  exercised  without the written consent of each Holder.

            (f)   SEVERABILITY.   Wherever  possible,  each  provision  of  this
Warrant shall be  interpreted  in such manner as to be effective and valid under applicable  law, but if any  provision of this Warrant shall be prohibited by or invalid under  applicable law, such provision shall be ineffective to the extent of such  prohibition or invalidity,  without  invalidating the remainder of such provisions or the remaining provisions of this Warrant.

            (g)   HEADINGS.  The  headings  used  in  this  Warrant  are for the convenience of reference  only and shall not, for any purpose,  be deemed a part of this Warrant.

                              ********************

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CUSIP No. 59163F 10 5                   13D                  Page 15 of 16 Pages
------------------------                                  ----------------------

      IN WITNESS WHEREOF,  the Company has caused this Warrant to be executed by its officer thereunto duly authorized.

Dated: August 15, 2007

                                    METRO ONE TELECOMMUNICATIONS, INC.

                                    By: /s/  Gary E. Henry
                                        ----------------------------------------
                                        Name: Gary E. Henry
                                        Title:Chief Executive Officer

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                   13D                  Page 16 of 16 Pages
------------------------                                  ----------------------

                               NOTICE OF EXERCISE

To:   Metro One Telecommunications, Inc.

      (1)         The  undersigned  hereby elects to purchase  ________  Warrant
                  Shares of Metro One  Telecommunications,  Inc. pursuant to the terms of the attached Warrant (only if exercised in full), and tenders  herewith  payment  of the  exercise  price  in  full, together with all applicable transfer taxes, if any.

      (2)         Payment shall take the form of (check applicable box):

                  [  ] wire transfer; or

                  [  ] cashier's check.

      (3)         Please issue a certificate or certificates  representing  said
Warrant  Shares  in the  name of the  undersigned  or in such  other  name as is specified below:

            -------------------------------

The Warrant Shares shall be delivered to the following:

            -------------------------------

            -------------------------------

            -------------------------------

                                          [NAME OF PURCHASER]

                                          By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                          Dated:
                                                 -------------------------------